Exhibit 99.1

Can-Fite Signs Distribution Deal for Liver Cancer Drug CF102 in South Korea

●	Deal provides for up to $3,000,000 in upfront and milestone payments & a percentage rate of royalty payments in the low twenties

●	Includes right of first refusal to distribute CF102 for other indications including NASH

PETACH TIKVA, Israel, October 25, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory and liver diseases, cancer, and sexual dysfunction, today announced it has signed a distribution agreement with Chong Kun Dang Pharmaceuticals (CKD) (Korean Stock Exchange: 185750.KS) for the exclusive right to distribute CF102 for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals, for up to $3,000,000 in upfront and milestone payments, plus a percentage rate of royalties on net sales in the low twenties. The distribution agreement further provides that Can-Fite will deliver finished product to CKD and grants CKD a right of first refusal to distribute CF102 for other indications for which Can-Fite develops CF102.

“This agreement marks our first distribution deal for CF102 as we near completion of patient enrollment in our Phase II trial of CF102 as a second line treatment for hepatocellular carcinoma. The pressing need for an effective drug in this difficult to treat cancer makes CF102, in our opinion, a strong potential candidate as we look towards Phase II results and ahead to Phase III in the U.S. where CF102 has Fast Track Designation in this indication,” stated Can-Fite CEO Dr. Pnina Fishman. “We look forward to working with CKD to advance CF102 in South Korea.”

Approximately, 51,000 people had liver cancer in Korea, with approximately 11,000 deaths in 2012 according to a study published in Cancer Research and Treatment: Official Journal of Korean Cancer Association in 2015.

Can-Fite is currently conducting a global Phase II double-blind, placebo controlled study evaluating the efficacy of CF102 as a second-line treatment for advanced HCC. The primary endpoint is overall survival. In the coming quarters, Can-Fite intends to initiate a Phase II study of CF102 in the treatment of non-alcoholic fatty liver disease (NAFLD), the precursor to non-alcoholic steatohepatitis (NASH).

This agreement with CKD marks Can-Fite’s second distribution and licensing deal in South Korea, where the Company’s Piclidenoson (CF101) has already been out-licensed to Kwang Dong Pharmaceutical Co. for the treatment of rheumatoid arthritis.

About CF102

CF102 is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. In Can-Fite's pre-clinical and clinical studies, CF102 has demonstrated a robust anti-tumor effect via deregulation of the Wnt signaling pathway, resulting in apoptosis of liver cancer cells. Based on preclinical data showing CF102 has strong liver protective properties, Can-Fite intends to initiate a Phase II study in NASH. Can-Fite has received Orphan Drug Designation for CF102 in Europe and the U.S., as well as Fast Track Status in the U.S. as a second line treatment for hepatocellular carcinoma.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is scheduled to enter Phase III trials in 2016 for two indications, rheumatoid arthritis and psoriasis. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

About Chong Kun Dang Pharmaceutical Corp.

Founded in 1941, CKD is a fully integrated pharmaceutical company employing over 1,800 people. It is one of the leading local pharmas in Korea and through in-licensing and in-house R&D, it has significantly contributed to improving health and quality of life of people mainly in Korea for more than 70 years. Domestically, it has a strong presence in cardiovascular and immunosuppressant areas and has local offices established in Vietnam and Indonesia. Since launching its drug Camtobel® for lung and ovarian cancer, CKD has continued to strengthen its R&D capability and in-license innovative drugs from business partners worldwide.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114